

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Andrey Fadeev
Chief Executive Officer
Nexters Inc.
55, Griva Digeni
3101, Limassol
Cyprus

> **Re: Nexters Inc.**
> **Post-Effective Amendment No. 4 to Form F-1**
> **Filed September 1, 2022**
> **File No. 333-259707**

Dear Mr. Fadeev:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

Post-Effective Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1.   In response to comment 1, you indicate that, due to the suspension of trading of your ordinary shares and warrants by Nasdaq since February 28, 2022, it is impossible to determine a market price for these securities, and potential purchasers in the offering will have to use alternative methods of valuation to determine the value of the securities. It does not appear that this information meets the requirement to provide the offering price of the securities under Item 501(b)(3) of Regulation S-K. Please revise your prospectus cover page to provide a fixed price or price range at which the selling securityholders will sell their securities until trading in these securities resumes on the Nasdaq, after which the securities will be offered and sold at prevailing market prices or at negotiated prices.

2.   You disclose that Ivan Tavrin will leave the board and his Chairman position and will no longer be involved in the corporate governance, management or operations of the company. Please disclose that Mr. Tavrin, as the sole owner of the SPAC's Sponsor, is offering all of the Sponsor's securities in this offering, consisting of 11,750,000 shares and 6,125,000 warrants. Disclose the price the Sponsor paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the last trading price of your ordinary shares and warrants, the price that the Sponsor acquired its ordinary shares and warrants, and the price that the SPAC's public securityholders acquired their ordinary shares and warrants. Disclose that while the Sponsor may experience a positive rate of return based upon the last trading prices, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the trading price. Please also disclose the potential profit the Sponsor could earn based on the last trading prices. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. David Stewart, Esq.